FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica wins Rights for La Liga Football league	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Please see attached press release.

Madrid, June 25, 2018

NOTA DE PRENSA
PRESS RELEASE

TELEFÓNICA WINS RIGHTS FOR LA LIGA FOOTBALL LEAGUE FOR SEASONS 2019-2022

•	The annual net cost of the rights is more than 5% lower compared to the last season of the previous cycle

Madrid, 25th June 2018.- Telefónica has been provisionally declared winner of the tender to acquire the rights to broadcast all the paid LFP matches in the residential market for the 2019-2022 cycle (packages 4 and 5). The award was made at an identical price for each of the three seasons (980 million euros), which equates to a slight deflation versus the last season of the 2016-2019 cycle.

The direct award to Telefónica of these rights for the new cycle gives the operator the power to decide, design and develop the content, which will carry the Movistar label as of the 2019-2020 season.

The net cost of the rights implies an even higher deflation of more than 5%. Other operators will share in the savings and the concrete impact on each one will depend on the number of them that rent the channels that Movistar will put on sale.

Telefónica has always defended that the LFP matches are a very attractive content, but that its acquisition had to be carried out at the appropriate price. The offer made by the company meets these parameters.

Thanks to these rights, Telefónica will continue to count on the widest content offer for the coming years and, in addition, it has reinforced the control over the content that is broadcast on its platform. Telefonica’s technological capabilities will allow the company to introduce new improvements to the product in order to increase its appeal to fans.

The LFP matches come on top of a varied and attractive offer in sports, with exclusive content in basketball (Liga Endesa, Euroleague and NBA), motor (F1 and Moto GP), the main tennis tournaments in the world, the major golf tournaments and the main rugby or handball competitions, among many others.

Telefónica also has an extensive catalogue of films, series and own production programs that make up an attractive offer that will continue to be reinforced in the coming months.

Telefónica, S.A.    Dirección de Comunicación Corporativa Tel: +34 91 482 38 00
Ronda de la Comunicación, s/n email: prensatelefonica@telefonica.com
28050 Madrid http://saladeprensa.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 25, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors